Exhibit 2

Execution Version

ASSET PURCHASE AGREEMENT

by and among

TELOS CORPORATION

IT LOGISTICS INC.

and

TIM WILBANKS

List of Annexes/Exhibits/Schedules

Annexes

Annex A	-	Defined Terms

Exhibits

Exhibit A	-	Bill of Sale, Assignment and Assumption Agreement
Exhibit B	-	Mississippi Real Property Lease
Exhibit C	-	Note

Seller Disclosure Schedule

Schedule 2.1:	Organization and Good Standing
Schedule 2.2(b):	Authority; No Conflict
Schedule 2.2(c):	Authority; No Conflict
Schedule 2.3:	Financial Statements
Schedule 2.5(a):	Transferred Assets
Schedule 2.5(b):	Transferred Assets
Schedule 2.7(c):	Taxes
Schedule 2.8(a):	Employees
Schedule 2.9:	Employee Benefits
Schedule 2.11(b):	Compliance with Legal Requirements; Governmental Authorizations
Schedule 2.14(a):	Contracts; No Defaults
Schedule 2.15(a):	Intellectual Property
Schedule 2.15(c):	In-Bound IP Licenses
Schedule 2.15(f):	Software
Schedule 2.16:	Relationship with Seller Related Persons
Schedule 2.19(a):	Material Suppliers
Schedule 2.20:	Products; Product Warranties

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (the “Agreement”), made and entered into as of July 1, 2011, is by and among Telos Corporation, a Maryland corporation (“Buyer”), IT Logistics Inc., an Alabama corporation (“Seller”), and Tim Wilbanks (the “Stockholder”). Capitalized terms used herein are defined as set forth in Annex A attached hereto.

RECITALS

Seller desires to sell, and Buyer desires to acquire, the Transferred Assets (as defined herein) for the consideration and on the terms set forth in this Agreement. The Stockholder owns all of the issued and outstanding capital stock of the Seller and is a party to this Agreement for certain purposes as set forth herein.

AGREEMENT

The parties, in reliance on and in consideration of the premises hereof and the promises, covenants, agreements, understandings, representations and warranties contained herein, intending to be legally bound, hereby agree as follows:

ARTICLE I

SALE AND TRANSFER OF ASSETS; CLOSING

Section 1.1 Transferred Assets to Be Sold. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase and acquire from Seller, free and clear of any Encumbrances (other than Permitted Encumbrances), all of Seller’s right title and interest in all of Seller’s property and assets, real, personal or mixed, tangible and intangible, of every kind and description, wherever located, including the following assets (but excluding the Excluded Assets):

(a) all tangible personal property (other than the Inventory), including, without limitation, all equipment, furniture, fixtures, machinery, vehicles, office furnishings, computer hardware, instruments, leasehold improvements and spare parts (collectively, the “Tangible Personal Property”), whether owned by Seller or leased by Seller pursuant to an Assumed Seller Contract, together with any express or implied warranty by the manufacturers or sellers or lessors of any item or component part thereof and all maintenance records and other documents related thereto, and including, without limitation, the tangible personal property listed on Section 2.5(b) of the Seller Disclosure Schedule;

(b) all licenses, contracts and other agreements relating to In-Bound Intellectual Property including those identified on Section 2.15(c) of the Seller Disclosure Schedule, (ii) all contracts with Suppliers, including those identified on Section 2.19(a) of the Seller Disclosure Schedule; and (iii) the Seller Government Contracts identified on Schedule 2.14(a) (collectively the “Assumed Seller Contracts”);

(c) all inventories of Seller, wherever located, including all finished goods, work in process, raw materials, spare parts and all other materials and supplies to be used or consumed by Seller in the production of finished goods (collectively, the “Inventory”);

(d) all Governmental Authorizations of Seller and all pending applications or renewals for Governmental Authorizations, including those Governmental Authorizations listed on Section 2.11(b) of the Seller Disclosure Schedule;

(e) all rights and benefits under, including the right to enforce in the name of Seller, any employee confidentiality agreement;

(f) all books and records of Seller, but excluding the Excluded Records;

(g) all of the intangible rights and property of Seller, including all Seller Intellectual Property, all of Seller’s going concern value and goodwill and all goodwill otherwise associated with the Seller Intellectual Property and the Business;

(h) all insurance benefits, including rights and proceeds, arising from or relating to the Transferred Assets prior to the Closing Date;

(i) all claims of Seller against third parties relating to the Transferred Assets;

(j) all rights of Seller relating to deposits and prepaid expenses, claims for refunds and rights to offset in respect thereof; and

(k) all other properties and assets of every kind, character and description, tangible or intangible, owned by Seller, whether or not similar to the items specifically set forth above.

All of the property and assets to be transferred to Buyer hereunder are herein referred to collectively as the “Transferred Assets.” Notwithstanding the foregoing, the transfer of the Transferred Assets pursuant to this Agreement will not include the assumption of any liability or obligation in respect thereof unless the Buyer expressly assumes such liability or obligation pursuant to Section 1.3.

Section 1.2 Excluded Assets. Notwithstanding anything to the contrary contained in Section 1.1 or elsewhere in this Agreement, the following items (collectively, the “Excluded Assets”) are not part of the sale and purchase contemplated hereunder, are excluded from the Transferred Assets, and will remain the property of Seller after the Closing:

(a) any Seller Contracts other than the Assumed Seller Contracts;

(b) all cash and cash equivalents of Seller, including any short or long-term investment securities;

(c) all accounts receivable of Seller (the “Accounts Receivable”);

(d) all books and records that Seller is required by applicable Legal Requirements to maintain in its possession (the “Excluded Records”);

(e) the minute books, equity ownership records and corporate seal, as applicable, of Seller;

(f) all rights in connection with and assets of any Employee Benefit Plans;

(g) all Governmental Authorizations of Seller that are not transferable to Buyer;

(h) all rights to the name “IT Logistics Inc.”;

(i) all rights to Seller’s Domain Names; and

(j) all rights of Seller in connection with the transactions contemplated hereby.

Section 1.3 Assumed Liabilities. Buyer will not assume or otherwise be responsible for any liabilities or obligations of Seller (whether accrued, contingent, known or unknown, and whether or not arising after the Closing Date and whether or not disclosed by Seller or otherwise reserved or reflected against in the Financial Statements), except that from and after the Closing Date, the Buyer will assume as and when due (i) all liabilities and obligations of Seller that accrue on or after the Closing Date that arise exclusively out of the Assumed Seller Contracts (excluding any liability or obligation with respect to any Assumed Seller Contracts arising as a result of any breach, default, violation, act or omission that occurred on or prior to the Closing Date or the breach of any covenant, agreement, representation or warranty hereunder by Seller or the Stockholder that would otherwise be contrary to any indemnification obligation of Seller or the Stockholder hereunder) and (ii) as contemplated by that certain Release Agreement, dated as of the date hereof, delivered by Accu-Tech Corporation (the “Accu-Tech Agreement”), the obligation to pay the New Invoices (as defined in the Accu-Tech Agreement) and to purchase the Custom Inventory (as defined in the Accu-Tech Agreement) in accordance with the Seller’s terms (collectively, the “Assumed Liabilities”).

Section 1.4 Excluded Liabilities. Except for the Assumed Liabilities, Buyer shall not assume or become obligated with respect to any other obligation or liability of Seller of any nature whatsoever (whether accrued, contingent, known or unknown, and whether or not arising after the Closing Date and whether or not disclosed by Seller or otherwise reserved or reflected against in the Financial Statements), and Seller shall retain sole responsibility for and shall pay, discharge and perform all liabilities not specifically included in the Assumed Liabilities (the “Excluded Liabilities”), including, without limitation, the following:

(a) any liability or obligation under any Assumed Seller Contract that arises or is asserted after the Closing Date but that arises out of or relates to any breach, default, violation, act or omission that occurred on or prior to the Closing Date;

(b) any liability or obligation under any Seller Contract that is not an Assumed Seller Contract;

(c) any liability or obligation of Seller or the Stockholder for Taxes, including (i) any Taxes arising as a result of Seller’s operation of the Business or ownership of the Transferred Assets prior to the Closing, (ii) any liability of Seller or the Stockholder for income, transfer, sales, use, and other Taxes arising in connection with the consummation of the transactions contemplated hereby (including any income Taxes arising because Seller is transferring the Transferred Assets or with respect to the Note), or (iii) any liability of Seller or the Stockholder for the unpaid Taxes of any Person under Reg. §1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise;

(d) any liabilities or obligations associated with or arising out of any of the Excluded Assets;

(e) any liability or obligation under any Environmental Law arising out of or relating to the operation of the Business or Seller’s leasing, ownership or operation of real property;

(f) any liability or obligation under the Employee Benefit Plans or relating to payroll, accrued vacation in excess of two (2) weeks, sick leave, workers’ compensation, unemployment benefits, pension benefits, employee equity incentive or profit sharing plans, health care plans or benefits, or any other employee plans or benefits of any kind for Seller’s employees or former employees or both;

(g) any liability or obligation under any employment, severance, retention or termination agreement with any employee of Seller;

(h) any liability or obligation arising out of or relating to any employee grievance with respect to the employees of Seller, whether or not the affected employees are hired by Buyer;

(i) any liability or obligation to any Seller Related Person;

(j) any liability or obligation to indemnify, reimburse, advance or pay amounts for services performed to any current or former officer, director, employee, independent contractor or agent of Seller, including amounts resulting from contract modifications retroactively applied to any Seller Contract (including, without limitation, any Seller Government Contract);

(k) any liability or obligation arising out of or relating to the conduct of the Business prior to the Closing Date;

(l) any liability or obligation arising out of or relating to Seller’s sale or licensing of Software other than pursuant to an Assumed Seller Contract;

(m) any liability arising out of or relating to Seller’s leasing, ownership or operation of real property;

(n) any liability or obligation of Seller to distribute to the Stockholder or otherwise apply all or any part of the consideration received hereunder;

(o) any liability or obligation arising out of any Proceeding pending as of the Closing Date, whether or not set forth in any of the Schedules attached hereto, or any Proceeding commenced after the Closing Date and arising out of, or relating to, any occurrence or event happening prior to the Closing Date;

(p) any liability or obligation arising out of or resulting from Seller’s compliance or non-compliance with any Legal Requirement or Order of any Governmental Authority;

(q) all obligations of Seller for borrowed money;

(r) any loss, expense or liability arising out of the act of assignment of any of the Assumed Seller Contracts to Buyer; and

(s) any liability or obligation of Seller’s based upon acts or omissions of the Seller or Stockholder occurring after the Closing Date.

Section 1.5 Purchase Price.

(a) Purchase Price. In addition to the promissory note described in Section 1.5(b), the purchase price for the Transferred Assets (the “Purchase Price”) will be $15 million payable as follows: (i) $8 million (the “Closing Cash Payment”) will be paid in cash on the Closing Date, and (ii) $7 million (the “Deferred Cash Amount”) will be paid in ten monthly principal payments of $700,000 each, together with interest on the unpaid balance of the Deferred Cash Amount at the rate of 0.50% per annum payable in cash beginning on the date that is 30 days after the Closing Date and on the first day of each subsequent month thereafter. The Closing Cash Payment shall be payable as follows:

(i) $1,951.006.94 shall be paid, on behalf of the Seller to First Commercial Bank of Huntsville to satisfy any Indebtedness owed by the Seller to First Commercial Bank of Huntsville; and

(ii) $6,048,993.06 to the Seller.

(b) On the Closing Date, Buyer also will deliver to Seller a subordinated promissory note (the “Note”) with a principal amount of $15 million in the form attached as Exhibit C.

Section 1.6 Allocation. The Purchase Price will be allocated in the manner proposed by Buyer as soon as practicable following the Closing, and reasonably agreed to by Seller. After the Closing, the parties shall make consistent use of such Purchase Price allocation for all tax purposes and in any tax returns filed with the Internal Revenue Service in respect thereof, including IRS Form 8594.

Section 1.7 Closing. The consummation of the transactions provided for in this Agreement (the “Closing”) will take place at the offices of Miles & Stockbridge P.C., Baltimore, Maryland, at 10:00 a.m. (eastern time) on the date hereof (the “Closing Date”).

Section 1.8 Closing Deliveries. In addition to any other documents to be delivered under other provisions of this Agreement, at the Closing:

(a) Seller shall deliver, or cause to be delivered, to Buyer:

(i) a bill of sale, assignment and assumption agreement with respect to the Transferred Assets and the Assumed Liabilities in the form of Exhibit A (the “Bill of Sale, Assignment and Assumption Agreement”), executed by Seller;

(ii) a FIRPTA affidavit, executed by Seller, stating, under penalty of perjury, Seller’s U.S. taxpayer identification number and that Seller is not a foreign person within the meaning of Section 1445 of the Code (and any similar affidavit that may be required under state law);

(iii) a lease of the real property located at Suite B-2 Armand Place, 2112 Bienville Blvd., Ocean Springs, Mississippi (the “Mississippi Real Property”) in the form of Exhibit B, executed by the landlord of the Mississippi Real Property;

(iv) a certificate of good standing from the applicable jurisdiction of incorporation and each other jurisdiction in which Seller is required to be qualified to do business, each dated within ten Business Days prior to the Closing Date;

(v) a certificate of the Secretary of Seller certifying, as complete and accurate as of the Closing, attached copies of the articles of incorporation and bylaws of Seller, certifying and attaching all requisite resolutions or actions of Seller’s board of directors and the stockholders approving the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and certifying to the incumbency of the officers of Seller executing this Agreement and any other documents being executed in connection with the consummation of the transactions contemplated hereby; and

(vi) such other deeds, bills of sale, assignments, certificates of title, documents and other instruments of transfer and conveyance as may reasonably be requested by Buyer, each in form and substance reasonably satisfactory to Buyer and executed by Seller.

(b) Buyer shall deliver to Seller:

(i) the Closing Cash Payment, payable as set forth in Section 1.5 above; and

(ii) the Note executed by Buyer.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER AND STOCKHOLDER

Seller and the Stockholder jointly and severally represent and warrant to Buyer as follows:

Section 2.1 Organization and Good Standing. Seller is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation, with full corporate power and authority to conduct the Business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to execute and deliver this Agreement and perform its obligations hereunder. Seller is duly qualified to do business and is in good standing in every domestic or foreign jurisdiction in which its ownership of property or the conduct of businesses as now conducted requires it to qualify. Each jurisdiction in which Seller is qualified to do business is listed on Section 2.1 of the Seller Disclosure Schedule. Complete and accurate copies of the organizational documents of Seller have been delivered to Buyer.

Section 2.2 Authority; No Conflict

(a) Each of this Agreement and each of the documents and instruments executed and delivered by Seller and the Stockholder at Closing pursuant to Section 1.8(a) (collectively, the “Seller’s Closing Documents”) has been duly authorized by all necessary corporate action by Seller’s board of directors and by the Stockholder, has been duly executed and delivered by Seller and the Stockholder and constitutes the legal, valid, and binding obligation of Seller and the Stockholder, enforceable against Seller and the Stockholder in accordance with its terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. Each of Seller and the Stockholder has the right, power, authority and capacity to execute and deliver this Agreement and the Seller’s Closing Documents to which they are a party and to perform their obligations under this Agreement and the Seller’s Closing Documents to which they are a party.

(b) Except as set forth on Section 2.2(b) of the Seller Disclosure Schedule, neither the execution and delivery of this Agreement or any of the Seller’s Closing Documents by Seller or the Stockholder nor the consummation or performance of the transactions contemplated hereby or thereby by Seller or the Stockholder will, directly or indirectly (with or without notice or lapse of time): (i) contravene, conflict with, or result in a violation of any provision of the organizational documents of Seller; (ii) contravene, conflict with, or result in a violation of any Legal Requirement, or any Order of any Governmental Authority, to which Seller or Stockholder is subject; (iii) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Seller or that otherwise relates to the Transferred Assets; (iv) cause Buyer to become subject to, or to become liable for, the payment of any Tax; (v) breach any provision of, give any Person the right to declare a default or exercise any remedy under, accelerate the maturity or performance of or payment under, or cancel, terminate, or modify any, Material Seller Contract; or (vi) result in the creation or imposition of any Encumbrance upon any of the Transferred Assets.

(c) Except as set forth on Section 2.2(c) of the Seller Disclosure Schedule, neither Seller nor the Stockholder is or will be required to give any notice to or obtain any consent or approval from (i) any Governmental Authority or other Person, or (ii) any party to any Assumed Seller Contract in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

Section 2.3 Financial Statements

(a) Seller has delivered to Buyer the following financial statements, copies of which are attached as Section 2.3 of the Seller Disclosure Schedule: (i) the compiled financial statements of Seller as of December 31, 2010 and 2009, including the balance sheet and the related statements of operations, and statements of cash flows of Seller as of and for the fiscal years then ended, including in each case the notes thereto, together with the report of the independent certified public accounting firm set forth therein (the “Annual Financial Statements”; and (ii) the interim financial statements of Seller as of May 31, 2011, including the balance sheet and the related statement of operations as of and for the five-month period then ended (such financial statements, the “Interim Financial Statements”) (the Annual Financial Statements and the Interim Financial Statements, collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP, consistently applied (except, in the case of the Interim Financial Statements, for the absence of footnotes (that, if presented, would not differ materially from those included in the Annual Financial Statements) and normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material)). The Financial Statements fairly present the financial position of Seller and the results of operations and changes in financial position and cash flows as of the dates and for the periods specified. The Financial Statements have been prepared in accordance with the books and records of Seller. Seller has made and kept (and given Buyer access to) its true, correct and complete books and records and accounts, which accurately and fairly reflect, in reasonable detail, the activities of Seller in all material respects.

(b) Neither Seller, nor, to the Knowledge of Seller, any stockholder, manager, officer, employee, auditor, accountant or representative, has received or has otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Seller or internal control over financial reporting of Seller, including knowledge of any complaint, allegation, assertion or claim that Seller has engaged in questionable or improper accounting practices.

Section 2.4 Capitalization

(a) All of the authorized and issued and outstanding shares of capital stock of Seller are held beneficially and of record by the Stockholder, free and clear of any Encumbrances. The Seller has not violated the Securities Act or other applicable Legal Requirements in connection with the offer, sale or issuance of its equity securities.

(b) There are no options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments that obligate Seller to issue, transfer or sell any shares of capital stock of Seller.

(c) Seller does not have, and has never had, any direct or indirect Subsidiaries, and does not presently own, of record or beneficially, or control, directly or indirectly, any capital stock, securities convertible into capital stock or any other equity interest in any Person, whether active or dormant. Seller is not, directly or indirectly, a participant in any joint venture, partnership, limited liability company, trust, association or other non-corporate entity. There are no trusts or similar entities or instruments of guardianship or custodianship, whether enforceable or not, in existence for the benefit of Seller.

Section 2.5 Transferred Assets

(a) Except as set forth on Section 2.5(a) of the Seller Disclosure Schedule, Seller owns good and transferable title to, or a valid and enforceable right to use under a Seller Contract, all of the Transferred Assets, free and clear of any Encumbrances other than Permitted Encumbrances.

(b) Section 2.5(b) of the Seller Disclosure Schedule sets forth all Tangible Personal Property of Seller with an initial, nondepreciated book value of at least $1,000. Each item of Tangible Personal Property is in good repair and good operating condition, ordinary wear and tear excepted, and is suitable for immediate use in the ordinary course of business. No such material item of Tangible Personal Property is in need of repair or replacement other than as part of routine maintenance in the ordinary course of business. All Tangible Personal Property and Inventory is in the possession of Seller.

(c) There are no leases of Tangible Personal Property to which Seller is a party (whether as a (sub)lessor, (sub)lessee, guarantor or otherwise).

(d) All items included in the Inventory consist of a quality and quantity usable, and with respect to finished goods, saleable, in the ordinary course of business of Seller. All items of Inventory have been valued at the lower of cost or market value and are otherwise properly reflected in the Financial Statements. The quantities of all items of Inventory are not excessive but reasonable in the present circumstances of Seller. Seller is not in possession of any Inventory not owned by Seller, including goods already sold.

Section 2.6 Real Property

(a) Seller (i) has a valid current leasehold interest in the facility located at 115 West Market Street, Athens, Alabama 35611 (the “Alabama Real Property”) under a lease (“the Alabama Real Property Lease”) and (ii) until the date hereof, had a valid leasehold interest in Mississippi Real Property, which leasehold interest is being terminated upon the execution of this Agreement pursuant to the lease delivered to the Buyer in accordance with Section 1.8 of this Agreement (the “Mississippi Real Property Lease” and, together with the Alabama Real Property Lease, the “Seller Real Property Leases”). Except for the Seller Real Property Leases, Seller does not own or hold any interest (fee, leasehold or otherwise) in any real property. Seller enjoys peaceful and undisturbed possession of the Mississippi Real Property and the Alabama Real Property.

(b) The use of the Mississippi Real Property by Seller for the purposes for which it is currently being used and has been used by Seller conforms in all material respects to all applicable public and private restrictions, fire, safety, zoning and building laws and ordinances, laws relating to the disabled, and other applicable Legal Requirements. There are no pending or, to the Knowledge of Seller, threatened eminent domain, condemnation, zoning, or other Proceedings affecting the Mississippi Real Property that would result in the taking of all or any part of the Mississippi Real Property or that would prevent or hinder the continued use of the Mississippi Real Property as currently used in the conduct of the Business. The Mississippi Real Property has adequate rights of access to dedicated public ways and is served by water, electric, sewer, telephone, gas and other necessary services appropriate for the operation of the Business.

(c) All Improvements located on the Mississippi Real Property are in compliance in all material respects with all applicable Legal Requirements (including those pertaining to public and private restrictions, fire, safety, zoning and building laws and ordinances, and laws relating to the disabled). All Improvements are adequately maintained and are in good operating condition and repair in all material respects for the requirements of the Business.

(d) True and complete copies of (i) all deeds or leases, as the case may be, existing title insurance policies, surveys, appraisals, specifications and plans of or pertaining to each parcel of Mississippi Real Property and (ii) all instruments, agreements and other documents evidencing, creating or constituting any Encumbrances with respect to the Mississippi Real Property, have been delivered to Buyer.

Section 2.7 Taxes.

(a) Seller has timely filed all Tax Returns that it was required to file. All such Tax Returns were correct and complete in all respects and were prepared in compliance with all applicable Legal Requirements. All Taxes owed by Seller (whether or not shown or required to be shown on any Tax Return) have been paid. Seller is not currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where Seller does not file Tax Returns that Seller is or may be subject to taxation by that jurisdiction. There are no Encumbrances on any of the assets of Seller that arose in connection with any failure (or alleged failure) to pay any Tax.

(b) The Seller is a S corporation within the meaning of Section 1361(a)(1) of the Code, and has had a valid election under Section 1362(a) of the Code in effect for federal income tax purposes continuously since the date of its organization. The Seller has taken all required steps to be taxed as a S corporation under applicable state income tax law in each state in which it does business and which recognize S corporations under applicable state income tax laws and is recognized as a S corporation in each such state.

(c) Schedule 2.7(c) contains a list of all jurisdictions in which Seller has filed Tax Returns for income, franchise, license, property, sales or other Taxes prior to the date hereof and sets forth whether Seller is treated as the equivalent of an S corporation with respect to each such jurisdiction.

(d) Seller has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(e) No examination or audit of any Tax Return of Seller by any taxing authority, court or other Governmental Authority is currently in progress or, to the Knowledge of Seller, threatened. No assessment or other proceeding by any taxing authority, court or other Governmental Authority is pending, or to the Knowledge of Seller, threatened, with respect to the Taxes or Tax Returns of Seller. There is no dispute or claim concerning (i) any liability of Seller for additional Taxes, or (ii) any obligation of Seller to file Tax Returns or pay Taxes in any jurisdiction in which it does not file Tax Returns or pay Taxes, either (x) claimed or raised by any Governmental Authority in any written notice or communication provided to Seller, or (y) as to which Seller has Knowledge.

(f) None of the Transferred Assets are “tax-exempt use property” within the meaning of Code Section 168(h).

Section 2.8 Employees.

(a) Section 2.8(a) of the Seller Disclosure Schedule sets forth the following information (to the extent applicable) with respect to (i) each employee of Seller, including each employee on leave of absence or layoff status, and (ii) any independent contractors who render services on a regular basis to, or are under contract with, Seller: name, job title, current compensation paid or payable, salary and bonus received during the fiscal year ended December 31, 2010, and for the six (6) months ended June 30, 2011, sick and vacation leave that is accrued but unused, services credited for purposes of vesting and eligibility to participate under any Employee Benefit Plan, and any accrued paid time off and performance-related bonuses and commissions. There is no collective bargaining agreement in effect between Seller and any labor unions or organizations representing any of the employees of Seller. Seller has not experienced any organized slowdown, work interruption, strike or work stoppage by its employees, and, to the Knowledge of Seller, there is no strike, labor dispute or union organization activity pending or threatened affecting Seller. All individuals who are performing consulting or other services for Seller are correctly classified as either “independent contractors” or “employees,” as the case may be.

(b) The employment of each employee of Seller is terminable at the will of Seller, and Seller is not a party to any employment, non-competition or severance contract or agreement with any current or former employee of Seller. To the Knowledge of Seller, no key employee of Seller intends to terminate his or her employment with Seller. To the Knowledge of Seller, no employee of Seller is a party to, or is otherwise bound by, any agreement, including any confidentiality, non-competition or proprietary rights agreement, between such employee and any Person other than Seller that adversely affects the performance of that employee’s duties as an employee of Seller.

(c) Seller is, and since January 1, 2008 has been, in compliance in all material respects with all applicable Legal Requirements regarding employment and employment practices, terms and conditions of employment, wages and hours, anti-discrimination and occupational health and safety, including laws concerning unfair labor practices within the meaning of Section 8 of the National Labor Relations Act, as amended, and the employment of non-residents under the Immigration Reform and Control Act of 1986, as amended. There is no unfair labor practice claim or proceeding brought by or on behalf of any employee or former employee of Seller under the Fair Labor Standards Act, Title VII of the Civil Rights Act of 1964, the Family Medical Leave Act or any other Legal Requirement pending or, to the Knowledge of Seller, threatened, against Seller. There are no pending Proceedings brought by or on behalf of any employee or former employee of Seller seeking benefits under the workers’ compensation laws of any jurisdiction.

(d) Seller has not made any promises or commitments with respect to any compensation increases or other additional or new employee benefits for 2011 or thereafter, and it has not made any promises or commitments with respect to continuing employment by Buyer following the Closing Date or any compensation, severance, bonuses or employee benefits to be received from Buyer in connection with or following the Closing, all of which, if any, shall be made (if at all) in Buyer’s sole and absolute discretion.

Section 2.9 Employee Benefits.

(a) Section 2.9 of the Seller Disclosure Schedule lists all deferred compensation, incentive compensation, unit purchase, profits interest, option or other equity-based plan, retention, change in control, severance or termination pay, hospitalization or other medical, life, dental, vision, disability or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plans, programs, agreements or arrangements, and each other fringe or other employee benefit plan, program, agreement or arrangement (including any “employee benefit plan”, within the meaning of Section 3(3) of ERISA), sponsored, maintained or contributed to or required to be contributed to by Seller or by any ERISA Affiliate of Seller for the benefit of any current or former employee, independent contractor or director (and/or their dependents or beneficiaries) of Seller, or with respect to which Seller or any ERISA Affiliate of Seller otherwise has any liabilities or obligations (the “Employee Benefit Plans”).

(b) No Employee Benefit Plan is (i) a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA, (ii) a plan that is subject to Title IV of ERISA, Section 302 or 303 of ERISA or Section 412 or 430 of the Code or (iii) is a multiple employer plan as defined in Section 413(c) of the Code, and neither Seller nor any ERISA Affiliate of Seller has maintained, contributed to, or been required to contribute to any Employee Benefit Plan described in clauses (i), (ii) or (iii) above within the last six years.

(c) None of the Employee Benefit Plans that are “welfare benefit plans,” within the meaning of Section 3(1) of ERISA, provide for continuing benefits or coverage after termination or retirement from employment, except for COBRA rights under a “group health plan” as defined in Section 4980B(g) of the Code and Section 607 of ERISA. The consummation of the transactions contemplated hereby will not (i) result in an increase in or accelerate the vesting of any of the benefits available under any Employee Benefit Plan, or (ii) otherwise entitle any current or former employee, independent contractor or director of Seller to severance pay or any other payment from Seller.

(d) Seller has no liability or obligation under any Employee Benefit Plan other than normal salary or wage accruals and paid vacation, sick leave and holiday accruals in accordance with Seller’s past practice and policy. Each Employee Benefit Plan is and has been maintained and administered in compliance with its terms and with the applicable requirements (including any filing or reporting obligations) of ERISA, the Code and any other applicable Legal Requirements. Neither Seller nor any ERISA Affiliate nor, to Seller’s Knowledge, any other Person, has engaged in any transaction with respect to any Employee Benefit Plan that would be reasonably likely to subject Seller or Buyer to any Tax or penalty (civil or otherwise) imposed by ERISA, the Code or other applicable Legal Requirements.

Section 2.10 Legal Proceedings, Orders.

(a) There are no Proceedings pending (i) by or against Seller or that otherwise relate to or may affect the Business or any of the Transferred Assets, or (ii) that challenge, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the transactions contemplated hereby. To the Knowledge of Seller, no such Proceeding has been threatened, and no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Proceeding. Since January 1, 2008, there have not been any settlements effected by Seller in connection with any Proceedings brought by or against Seller or that otherwise relate to or may affect the Business or any of the Transferred Assets.

(b) There are, and since January 1, 2008 there have been, no Orders (i) rendered against Seller or that otherwise relate to or may affect the Business or any of the Transferred Assets; or (ii) that challenge, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the transactions contemplated hereby. To the Knowledge of Seller, no such Order has been threatened, and no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Order.

Section 2.11 Compliance with Legal Requirements; Governmental Authorizations.

(a) Seller is, and at all times since January 1, 2008 has been, in compliance in all material respects with all Legal Requirements that are or were applicable to the operation of the Business or the ownership or use of any of the Transferred Assets. Seller has not received, at any time since January 1, 2008, any written notice or other communication from any Governmental Authority or other Person regarding any actual, alleged or potential violation of or failure to comply with any Legal Requirement.

(b) Section 2.11(b) of the Seller Disclosure Schedule contains a true and complete list of each material Governmental Authorization (including, without limitation, each Environmental Permit) that is held by Seller. Each such Governmental Authorization is valid and in full force and effect. Seller is, and at all times since January 1, 2008, has been, in compliance in all material respects with each such Governmental Authorization. Seller has not received, at any time since January 1, 2008, any written notice or other communication from any Governmental Authority or other Person regarding (i) any actual, alleged or potential violation of or failure to comply with any term or requirement of any such Governmental Authorization, or (ii) any actual, proposed, or potential revocation, suspension, cancellation or termination of, or modification to, any such Governmental Authorization. To the Knowledge of Seller, the Governmental Authorizations listed in Section 2.11(b) of the Seller Disclosure Schedule collectively constitute all of the material Governmental Authorizations necessary to permit Seller to lawfully conduct and operate the Business in the manner it is currently conducted.

(c) Seller has not, since January 1, 2008, violated any applicable U.S. Export and Import Laws, or made a voluntary disclosure with respect to any violation of such Legal Requirements. Seller has been and is in compliance with all applicable Foreign Export and Import Laws since January 1, 2008, and has not made a voluntary disclosure with respect to any violation of such Legal Requirements. Seller has obtained all import and export licenses required in accordance with U.S. Export and Import Laws and Foreign Export and Import Laws for the conduct of the Business. The Seller has at all times been in compliance with all applicable Laws relating to trade embargoes and sanctions, and no product, service or financing provided by it has been, directly or indirectly, provided to, sold to or performed for or on behalf of Cuba, Iran, Libya, North Korea, Sudan, Syria, or any other country or Person against whom the United States maintains economic sanctions or an arms embargo unless authorized by license or by Law. The Seller has established export procedures and compliance controls adequate to ensure the export of its products complies with applicable Legal Requirements.

(d) There is no export or import related Proceeding pending, or to the Knowledge of the Seller, threatened against either the Seller or any of their respective officers or directors (in their capacity as an officer or director) by or before (or, in the case of a threatened matter, that would come before) any Governmental Authority, and no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Proceeding.

(e) Seller has provided a true and complete list of facility security clearances held by Seller and all personnel security clearances held by Seller, any officer, director or employee of the Seller (listed by category). The provided list contains all of the facility and personnel security clearances reasonably necessary to conduct the business of Seller. Seller is in compliance with all national security obligations.

Section 2.12 Environmental Matters. Seller is and has been in compliance in all material respects with all Environmental Laws, and does not have any liabilities or obligations under any Environmental Laws with respect to any properties and assets (whether real, personal, or mixed) in which Seller (or any predecessors thereof) has or had an interest (or otherwise in connection with Seller’s past or current operation of the Business). Seller has not received at any time any citation, notice or other communication from any Governmental Authority regarding any alleged, actual or potential violation by Seller of any Environmental Law, or any alleged, actual or potential obligation by Seller to undertake or bear the cost of any liabilities under any Environmental Law.

Section 2.13 Insurance. Seller has provided a complete and accurate list of all insurance under which any of the assets or properties of Seller are covered or otherwise relating to the Business, including policy numbers, names and addresses of insurers and liability or risk covered, amounts of coverage, limitations and deductions and expirations dates. Such policies are in full force and effect, and Seller has paid or accrued (to the extent not due and payable) all premiums due, and have otherwise performed in all material respects all of its obligations under, each such policy of insurance. Seller has made available to Buyer (a) true and complete copies or binders of all such insurance policies and (b) a list of all claims paid under the insurance policies of Seller since January 1, 2006.

Section 2.14 Contracts; No Defaults.

(a) Section 2.14(a) of the Seller Disclosure Schedule lists each of the following Seller Contracts (such Seller Contracts, together with the Assumed Seller Contracts, the “Material Seller Contracts”):

(i) any joint venture, partnership or other similar agreement involving co-investment with a third party to which Seller is a party;

(ii) any contract or agreement involving the sale of any assets of Seller, or the acquisition of any assets of any Person by Seller, in any business combination transaction (whether by merger, sale of stock or units, sale of assets or otherwise);

(iii) any note, indenture, loan agreement, credit agreement, security agreement, financing agreement, or other evidence of Indebtedness relating to the borrowing of money by Seller, any guarantee made by Seller in favor of any Person guaranteeing obligations of such Person, or any letter of credit issued for the account of Seller;

(iv) any employment or consulting agreement between Seller and any of the employees or consultants of Seller that (A) obligates Seller to make annual cash payments in an amount exceeding $10,000 or make any cash payments to any Person in the event of a termination of such Person’s employment or consulting arrangement with Seller or on account of the transactions contemplated by this Agreement; or (B) contains non-competition provisions for the benefit of Seller from an employee or an independent consultant;

(v) any collective bargaining agreement or contract with any labor union;

(vi) any contract or agreement containing covenants that in any way purport to restrict the business activity of Seller or limit the freedom of Seller to engage in any line of business or to compete with any Person;

(vii) any other Seller Contract that is otherwise material to Seller; and

(viii) each amendment, supplement, and modification in respect of any of the foregoing.

(b) Seller represents that:

(i) Each Material Seller Contract is valid and binding and in full force and effect;

(ii) Neither Seller nor, to the Knowledge of the Seller, any other party to any Material Seller Contract, is or since January 1, 2010, has been, in breach or default under any Material Seller Contract or is aware of any circumstances of facts that could lead to assertion that Seller is, or has been, in breach or default under any Material Seller Contract; and

(iii) Since January 1, 2010, Seller has not given to, or received from, any other party to any Material Seller Contract, any notice or communication (whether written or oral) regarding any actual or alleged breach of or default under any Material Seller Contract by Seller or any other party to such Material Seller Contract; and

(iv) There are no renegotiations or, to the Knowledge of Seller, outstanding rights to negotiate, any amount to be paid or payable to or by Seller under any Material Seller Contract other than with respect to non-material amounts in the ordinary course of business, and no Person has made a written demand for such negotiations. Seller has not released or waived any of its rights under any Material Seller Contract.

(c) Each Government Contract to which Seller is a party (the “Seller Government Contract”) is identified in Section 2.14(a) of the Seller Disclosure Schedule. With respect to each Seller Government Contract or outstanding Proposal: (i) Seller has complied in all material respects with all terms and conditions of such Seller Government Contracts or Proposals; (ii) all representations and certifications made by the Seller with respect to such Seller Government Contracts or Proposals were accurate, current and complete in all material respects as of their effective dates, and Seller has complied with all such representations and certifications in all material respects; (iii) Seller has complied in all material respects with all applicable requirements of Legal Requirement or Orders in relation to such Seller Government Contracts or Proposals; (iv) no Governmental Authority nor any prime contractor on a Seller Government Contract to which the Seller is a subcontractor has notified the Seller, that the Seller has breached or violated any statute, rule or regulation, certification or other Legal Requirement in connection with any Seller Government Contract other than any of the foregoing that have been resolved prior to the date hereof; (v) no termination for convenience, termination for default, cure notice or show cause notice has been issued and not resolved or cured; (vi) no cost incurred by the Seller has been disallowed, other than those which have been resolved; and (vii) no money due to the Seller has been withheld or set off and not resolved. No state of facts exists that would give rise to any of the consequences, circumstances or events described in the preceding sentence.

(d) Neither Seller nor, to the Seller’s Knowledge, any of the directors or executive officers of Seller is (or within the last three (3) years has been) under administrative, civil or criminal investigation or indictment or material information or audit (other than routine audits) with respect to any alleged misstatement or omission arising under or relating to any Government Contract or Proposal. Seller has not made a voluntary disclosure pursuant to the U.S. Department of Defense Fraud Voluntary Disclosure Program (or comparable disclosure to any foreign Governmental Authority) with respect to any alleged misstatement or omission arising under or relating to any Government Contract or Proposal that has led or would be reasonably expected to lead to any of the consequences set forth in the sentence immediately above or any other damage, penalty, assessment, recoupment of payment or disallowance of cost. There are no unresolved qui tam actions that have been brought against the Seller under the Civil False Claims Act. There are no disputes involving Seller related to a Government Contract. There are no outstanding claims or requests for equitable adjustment by the Seller relating to a Government Contract. There are no outstanding claims or requests for equitable adjustment submitted by a subcontractor to the Seller under a Government Contract.

(e) Neither the Seller nor, to the knowledge of the Seller, any of the executive officers or directors of the Seller is (or at any time during the last three (3) years has been) suspended or debarred from doing business with the U.S. Government (or other Governmental Authority) or has been declared non-responsible or ineligible for contracting with the U.S. Government (or other Governmental Authority), and no such suspension or debarment has been initiated or, to the Seller’s Knowledge, threatened.

(f) True and complete copies of each of the Material Seller Contracts have been delivered to Buyer, and an accurate description of the oral Material Seller Contracts is set forth on the Seller Disclosure Schedule. To the extent applicable, the Material Seller Contracts identified on the Seller Disclosure Schedule are separately identified by the type of contract.

Section 2.15 Intellectual Property.

(a) Registered or Material Intellectual Property. Section 2.15(a) of the Seller Disclosure Schedule sets forth, for the Seller Intellectual Property, a complete and accurate list of all domestic and foreign federal, state and/or provincial: (i) Patents and patent applications; (ii) Trademark registrations, applications for registration, and material unregistered Trademarks; (iii) all registered and unregistered Copyrights; (iv) all Domain Names; and (v) any other Seller Intellectual Property that is the subject of an application, certificate or registration issued by any Governmental Authority (collectively, the “Registered Intellectual Property”); in each case listing the name and current owner and showing the jurisdiction in which each such Registered Intellectual Property has been issued or registered and the application, serial or registration number. All Registered Seller Intellectual Property (1) is valid, enforceable and subsisting, in full force and effect and has not lapsed, expired or been abandoned or withdrawn; and (2) is not the subject of any proceeding, action or opposition filed with the United States Patent and Trademark Office or any other intellectual property registry or Governmental Authority anywhere in the world. To the Seller’s Knowledge, no Person other than the Seller or its Subsidiaries has either applied for any Patent or registered any Copyright with respect to any part of the Registered Intellectual Property and the Seller-Owned Software. Seller has taken sufficient measures to protect the Seller Intellectual Property and the perfect the chain of title recorded with the applicable Governmental Authority (including without limitation the United States Patent and Trademark Office) with respect to each such item of Registered Intellectual Property.

(b) Ownership of Intellectual Property. Seller exclusively owns (beneficially, and of record where applicable) all right, title and interest in and to or has the right to use or operate under the Seller Intellectual Property, free and clear of all Encumbrances and has the valid and enforceable right to use, transfer, license and encumber all such Seller Intellectual Property. The Seller Intellectual Property is valid, enforceable and subsisting and is not subject to any outstanding Order, contract or governmental proceeding adversely affecting or that could adversely affect Seller’s or a stockholder’s use thereof or rights thereto. Seller has not granted to any Person or authorized any Person to retain any rights in any Seller Intellectual Property. The Seller Intellectual Property constitutes all of the Intellectual Property necessary to the conduct of the Business as conducted or as proposed to be conducted. To the extent that any work, invention or material relating to the Business has been developed or created by an employee or any consultant, contractor or other Person for Seller, Seller has a written agreement with such employee or Person with respect thereto and thereby has obtained ownership of, and is the exclusive owner of, all Intellectual Property in such work, material or invention by operation of law or by valid assignment. All of Seller’s employees have executed written agreements assigning all intellectual property relating to the Business to Seller.

(c) In-Bound Intellectual Property Licenses. Section 2.15(c) of the Seller Disclosure Schedule sets forth a true and complete list of all licenses, sublicenses and other agreements to which the Seller is a party and pursuant to which the Seller is authorized to use any third-party Intellectual Property that is (i) material to the Seller or (ii) incorporated in, is or forms a part of any product or service offered by the Seller, including without limitation products or service offerings that are currently under development (collectively, “In-Bound IP Licenses”). All In-Bound IP Licenses are in full force and effect. There is no material default of the In-Bound IP Licenses by the Seller, or to the Knowledge of the Seller, by any other party thereto.

(d) Infringement of Third-Party Intellectual Property. Seller has not infringed upon, misappropriated, diluted or otherwise violated, or is infringing upon, misappropriating, diluting or otherwise violating, the Intellectual Property rights of any third party, and the operation of the Business as currently conducted has not and does not infringe, misappropriate, dilute or violate the Intellectual Property or other rights of any Person. There is no litigation, opposition, cancellation proceeding, objection or claim pending, asserted or threatened in writing against Seller concerning the ownership, validity, registrability, enforceability, infringement, misappropriation, violation or use of, or licensed right to use any Intellectual Property. To Seller’s Knowledge, no valid basis exists for any such litigation, opposition, cancellation, proceeding, objection or claim.

(e) Infringement of Seller Intellectual Property. To the Knowledge of the Seller (and its employees with responsibility for Intellectual Property matters), no Person has been, has threatened to be, or is infringing or misappropriating any of the Seller Intellectual Property.

(f) Software. Section 2.15(f) of the Sellers Disclosure Schedule sets forth a list of all software owned by, developed by or for, or currently in development by or for, Seller (the “Seller-Owned Software”) and all other software licensed to, sold or resold by, and otherwise used by Seller in the conduct of the Business (“Third Party Software”) (collectively, the “Seller Software”). All Seller Software is proprietary Software and no open source, public source or freeware Software, code or other technology, or any modification or derivative thereof, including, without limitation, any version of any Software licensed pursuant to any GNU general public license or limited general public license, was or is, used in, incorporated into, integrated or bundled with, or used in the development or compilation (other than generally available commercial compilers) of, the Software. The Seller has taken no action which could cause any of the Seller Software or Seller Intellectual Property to become subject to any public license terms.

Section 2.16 Relationships with Seller Related Persons. Except as set forth in Section 2.16 of the Seller Disclosure Schedule, (i) no stockholder, manager, director or officer of Seller (any such individual, a “Seller Related Person”), or, to the Knowledge of Seller, any Affiliate or member of the immediate family of any Seller Related Person, is, or since January 1, 2008, has been, directly or indirectly, an owner of more than 5%, of any material customer or supplier of Seller or otherwise involved in any business arrangement or relationship with Seller or any material customer or supplier of Seller, other than employment arrangements entered into in the ordinary course of business, and (ii) no Seller Related Person or, to the Knowledge of Seller, any Affiliate or member of the immediate family of any Seller Related Person, directly or indirectly, owns, or since January 1, 2008, has owned, any material property or right, tangible or intangible, used by Seller in the conduct of the Business.

Section 2.17 No Undisclosed Liabilities. Seller has no debts, liabilities or obligations of any nature whatsoever, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured (regardless of when asserted), determined or indeterminable, including, without limitation, arising out of or incidental or relating to any transaction, action or inaction or any state of facts existing in each such case prior to the Closing, except for (i) liabilities or obligations reflected or reserved against in the Annual Financial Statements and (ii) current liabilities incurred in the ordinary course of business of Seller since December 31, 2010 (none of which is a liability for or in connection with a breach of contract, breach of warranty, tort, infringement, violation of Legal Requirement, or claim or Proceeding).

Section 2.18 Absence of Certain Changes and Events. Since December 31, 2010, there has not been any Seller Material Adverse Effect. Since December 31, 2010:

(a) Seller has conducted its business solely in the ordinary course of business; and

(b) Seller has used its reasonable best efforts to (i) maintain, keep and preserve its assets and properties in good condition and repair in accordance with prior practices; (ii) preserve its business intact; (iii) keep available the services of its employees; (iv) preserve the goodwill of suppliers, distributors, vendors, customers and others having business dealings or relations with the Seller; and (v) maintain its books and records consistent with past practices and applicable Legal Requirements.

Section 2.19 Material Suppliers.

(a) Section 2.19(a) of the Seller Disclosure Schedule sets forth a true and complete list of (i) each contract between Seller and any of the suppliers of Seller (collectively, the “Supplier Contracts”) and (ii) each of the top twenty-five (25) suppliers of Seller (by volume in dollars of purchases from or spend with such suppliers) (the “Material Suppliers”) for the fiscal year ended December 31, 2010, and the amount of purchases from or spend with each Material Supplier during such periods. Seller has provided Buyer with a true and complete copy of each Supplier Contract.

(b) No Material Supplier (i) has provided Seller any notice or communication terminating, suspending, or reducing in any material respect, or specifying an intention to terminate, suspend or reduce in any material respect in the future, or otherwise reflecting a material adverse change in, the business relationship between such Material Supplier and Seller, or (ii) has cancelled or otherwise terminated or materially reduced any Seller Contract or material license, purchase or sales order with Seller.

Section 2.20 Products; Product Warranties. No product manufactured, sold or delivered by the Seller is subject to any guaranty, warranty, or other indemnity beyond the standard form(s) of warranty provided by the Seller in connection with the sale of any of its products, copies of which form(s) of warranty are attached hereto as Section 2.20 of the Seller Disclosure Schedule. Each product manufactured, sold or delivered by Seller has been in conformity with all applicable contractual commitments, all specifications and documentation in respect thereof, and all express and implied warranties. There are no asserted claims or Proceedings relating to, and Seller does not have any liabilities or obligations in respect of any products manufactured, sold or delivered by Seller, including the replacement or repair of such products, defective products, breaches of warranty relating to such products, or alleged over-shipments of such products.

Section 2.21 Powers of Attorney; Bank Accounts. Seller has not granted any power of attorney or proxy (revocable or irrevocable) to any Person for any purpose whatsoever.

Section 2.22 Brokers or Finders. Neither the Seller nor any of its stockholders, managers, officers, employees or agents have incurred any liability or obligation for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with the transactions contemplated hereby.

Section 2.23 Disclosure. No representation or warranty or other statement made by the Seller and the Stockholder in this Agreement, the certificates to be delivered by Seller and the Stockholder pursuant to this Agreement, and no other information, document or agreement delivered or to be delivered by or on behalf of Seller and the Stockholder in connection with the review or consummation of the transactions contemplated hereby, contained, contains or will contain any untrue statement or omitted, omits or will omit to state a material fact necessary to make any of them, in light of the circumstances in which they were made, not misleading. Neither Seller nor Stockholder has any Knowledge of any fact that has specific application to Seller (other than general economic or industry conditions) and that could result in a Seller Material Adverse Effect that has not been specifically set forth in this Agreement or the Seller Disclosure Schedule.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Seller as follows:

Section 3.1 Organization and Good Standing. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation, with full corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to execute and deliver this Agreement and perform its obligations hereunder.

Section 3.2 Authority, No Conflict.

(a) Each of this Agreement and each of the documents and instruments executed and delivered by Buyer at Closing pursuant to Section 1.8(b) (collectively, the “Buyer’s Closing Documents”) has been duly authorized by all necessary corporate action by Buyer’s board of directors, has been duly executed and delivered by Buyer and constitutes the legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. Buyer has the right, power, authority and capacity to execute and deliver this Agreement and the Buyer’s Closing Documents and to perform its obligations under this Agreement and the Buyer’s Closing Documents.

(b) Neither the execution and delivery of this Agreement and the Buyer’s Closing Documents by Buyer nor the consummation or performance of any of the transactions contemplated hereby or thereby by Buyer will give any Person the right to prevent, delay, or otherwise interfere with any of the transactions contemplated hereby pursuant to (i) any provision of Buyer’s certificate of incorporation or bylaws; (ii) any Legal Requirement to which the Buyer or its assets are subject; or (iii) any contract or agreement to which Buyer is a party or by which Buyer may be bound.

(c) Buyer is not and will not be required to obtain any consent from any Person in connection with the execution and delivery of this Agreement and the Buyer’s Closing Documents or the consummation or performance of any of the transactions contemplated hereby.

Section 3.3 Brokers or Finders. Neither Buyer nor any of its officers, directors, employees or agents has incurred any liability for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with the transactions contemplated hereby.

ARTICLE IV

COVENANTS

Section 4.1 Restrictive Covenants.

(a) In consideration of the Purchase Price to be received under this Agreement, each of Seller and the Stockholder, for a period beginning on the Closing Date and ending on the third (3rd) anniversary of the Closing Date (the “Restrictive Covenant Period”), shall not, directly or indirectly, do any of the following:

(i) engage in, or invest in, own, manage, operate, finance, control, be employed by, associated with or in any manner connected with, or render services or advice or other aid to, any Person engaged in or planning to become engaged in, any Competing Business within the Restricted Area.

(ii) induce or attempt to induce any employee or independent contractor of Buyer or any of its Affiliates who was an employee or independent contractor of the Seller prior to the Closing to leave the employ or service of Buyer or any of its Affiliates, or in any way interfere with the relationship between Buyer or any of its Affiliates and any such employee or independent contractor, or solicit, offer employment to, otherwise attempt to hire, employ, or otherwise engage as an employee, independent contractor, or otherwise, any such employee or independent contractor; or

(iii) induce or attempt to induce any Person that was a customer, supplier or business relation of the Seller at any time during the one year period preceding the Closing Date to cease doing business with Buyer or any of its Affiliates in any way interfere with the relationship between Buyer or any of its Affiliates and any such customer, supplier or business relation, or solicit the business of any such customer, supplier or business relation.

(b) For purposes hereof, (i) “Competing Business” shall mean: (1) any business, product or service competitive (in whole or in part) with the Business, (2) any Person, or any group or division of any Person, competing with the Business, or (3) any Person, or any group or division of any Person, that will require or involve the Stockholder, directly or indirectly, in planning, developing, selling or marketing products or services that compete with the Business; and (ii) “Restricted Area” shall mean all states, territories and possessions in and of the United States and Canada. The covenants contained in this Section 4.1 shall be construed as a series of separate covenants, one for each state, territory and possession in and of the United States and Canada.

(c) Each of Seller and the Stockholder acknowledges that all of the foregoing provisions, including the restrictions on time and geographical scope set forth in Section 4.1(a) above, are reasonable and necessary to protect Buyer from unfair competition, solicitation, and disclosure of Confidential Information. If any of the covenants set forth in this Section 4.1 are held to be invalid or unenforceable, the remainder of such covenants shall not thereby be affected and shall be given full effect, without regard to the invalid portions. If it is determined that any of the restrictive covenants, or any part thereof, are unenforceable because of the duration of such provision, the geographical area covered thereby, or any other determination of unreasonableness of the provision, the court making such determination shall have the power to reduce the duration, area or scope of such provision and, in its reduced form, such provision shall then be enforceable and shall be enforced.

(d) In the event of a breach by Seller or the Stockholder of any covenant set forth in Section 4.1(a) of this Agreement, the Restrictive Covenant Period will be extended by the period of the duration of such breach.

(e) Each of Seller and the Stockholder acknowledges that a breach by such Seller and the Stockholder of any of the covenants set forth in Section 4.1(a) of this Agreement cannot be reasonably or adequately compensated in damages in an action at law, and that Buyer will be entitled to, among other remedies, and without posting any bond or other undertaking, injunctive relief, which may include, but will not be limited to: (i) restraining such Seller and the Stockholder from engaging in any action that would constitute or cause a breach or violation of Section 4.1(a), (ii) obtaining specific performance to compel such Seller and the Stockholder to perform its obligations and covenants hereunder, and (iii) obtaining damages available either at law or in equity.

Section 4.2 Publicity. Unless required by applicable Legal Requirements, neither Seller nor the Stockholder shall make any disclosure or permit any of its Affiliates, representatives and agents to make any disclosure (whether or not in response to an inquiry) of the subject matter of this Agreement unless previously approved by Buyer in writing. Neither Seller nor the Stockholder shall, and Seller and the Stockholder shall cause each of its Affiliates, representatives and agents not to, at any time, divulge, disclose or communicate to others in any manner whatsoever, information or statements which disparage or are intended to disparage the Business or Buyer or any of its Affiliates and their respective business reputations.

Section 4.3 Confidentiality. The Seller and the Stockholder agree to use reasonable best efforts to take all appropriate steps to safeguard Buyer’s Confidential Information and to protect it against disclosure. From and after the Closing, except as may be required by law or necessary in connection with any dealings with any Governmental Authority, the Seller and the Stockholder will not, and will cause their Affiliates not to, disclose, disseminate, divulge, discuss, copy or otherwise use in competition with, or use in a manner harmful to the interests of, the Buyer any Confidential Information. Confidential Information may be disclosed to third parties in connection with any approvals required hereunder only with and to the extent of the Buyer’s prior written consent.

Section 4.4 Payment of Taxes Resulting From Sale of Transferred Assets by Seller. The Seller and the Stockholder shall pay in a timely manner all Taxes resulting from or payable in connection with the sale of the Transferred Assets pursuant to this Agreement, regardless of the Person on whom such Taxes are imposed by applicable Legal Requirements.

Section 4.5 Payment of Other Excluded Liabilities. Following the Closing, in addition to payment of Taxes pursuant to Section 4.4, the Seller and the Stockholder shall pay, or make adequate provision for the payment, in full of all other Excluded Liabilities. If any such Excluded Liabilities are not so paid or provided for, or if Buyer reasonably determines that failure to make any payments will impair Buyer’s use or enjoyment of the Transferred Assets or conduct of the Business, Buyer may at any time after the Closing Date elect to make all such payments directly (but shall have no obligation to do so) and will be promptly reimbursed by Seller and the Stockholder for such payments and shall be entitled to set-off any such amounts against any amounts payable to Seller and the Stockholder. Buyer will receive full credit under this Agreement for all payments so made.

Section 4.6 Customers and Other Business Relationships. Each of Seller and the Stockholder will use reasonable best efforts to keep intact the customer base of the Business and will otherwise cooperate with Buyer in its efforts to continue and maintain for the benefit of Buyer such relationships and other material business relationships of Seller relating to the Business, including relationships with customers, suppliers, landlords, creditors, lessors and employees, and each of Seller and the Stockholder agrees not to cause or take any action intended or that might reasonably be anticipated to have the effect of discouraging such Persons from maintaining the same business relationships with Buyer and its Affiliates at any time after the Closing. After the Closing, Seller and the Stockholder will refer all customer inquiries relating to the Business to Buyer.

Section 4.7 Access to Excluded Books and Records. After the Closing Date, Seller shall provide Buyer and its representatives reasonable access to Excluded Records.

Section 4.8 Employee Matters.

(a) At the Closing Date, Buyer may make offers of employment, upon terms and conditions determined in Buyer’s sole discretion, to the employees of Seller.

(b) Notwithstanding anything to the contrary set forth in this Agreement, (i) any offer of employment made by Buyer pursuant to Section 4.8(a) will not constitute any commitment, contract or understanding (expressed or implied) of any obligation on the part of Buyer to an employment relationship of any fixed term or duration or upon any terms or conditions other than those that Buyer may establish pursuant to individual offers of employment; and (ii) employment offered by Buyer is “at will” and may be terminated by Buyer or by an employee at any time for any reason (subject to any written agreements to the contrary entered into between Buyer and any such employee). Nothing in this Agreement will be deemed to prevent or restrict in any way the right of Buyer after the Closing to terminate, reassign, promote or demote any of the Seller’s employees hired by Buyer, or to change (adversely or favorably) the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment of any such employees.

(c) Seller will be solely responsible for (i) the payment of all wages and other remuneration due to its employees with respect to their services as employees of Seller through the Closing Date; and (ii) the payment of any termination or severance payments and the provision of health plan continuation coverage (including all administrative and notice obligations) under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), as amended, or any other Legal Requirement, with respect to any Seller employees who are not hired by Buyer, other former or current employees of Seller, or any employees of Seller who remain eligible and elect continuation coverage pursuant to COBRA under the Seller’s Employee Benefit Plans. Seller will be liable for any claims made or incurred by its employees and their beneficiaries under the Employee Benefit Plans, and Buyer will not have any responsibility, liability or obligation, to such employees, their beneficiaries or any other Person with respect to any Employee Benefit Plan. Seller shall make or cause to be made on behalf of all the employees of Seller all contributions due to be made under each Employee Benefit Plan for all periods prior to the Closing Date. Additionally, Seller, at its sole cost and expense, shall take such actions as are necessary to make, or cause each Employee Benefit Plan to make, appropriate distributions to all the employees of Seller in accordance with such Employee Benefit Plan and applicable Legal Requirements.

(d) Nothing in this Section 4.8 will be deemed to create or grant any employees of Seller or other third parties third party beneficiary rights or claims of any nature.

Section 4.9 Further Assurances. The parties shall cooperate reasonably with each other and with their respective representatives and agents in connection with any steps required to be taken as part of their respective obligations under this Agreement, and the parties agree (a) to execute and deliver to each other such other documents, and (b) to do such other acts and things, all as the other parties may reasonably request, for the purpose of carrying out the intent of this Agreement and the transactions contemplated hereby.

ARTICLE V

INDEMNIFICATION

Section 5.1 Survival. All representations, warranties, covenants, and obligations in this Agreement, the Schedules attached hereto, the certificates delivered pursuant to Section 1.8, and any other certificate or document delivered pursuant to this Agreement will survive the Closing and the consummation of the transactions contemplated hereby, subject only to Section 5.6. The right to indemnification, reimbursement, or other remedy based on such representations, warranties, covenants and obligations will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) about, the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation.

Section 5.2 Indemnification and Reimbursement by Seller and the Stockholder. From and after the Closing, Seller and the Stockholder shall jointly and severally defend, indemnify and hold harmless Buyer, its Affiliates, and their respective officers, directors, stockholders, employees, representatives, agents, successors and assigns (collectively, the “Buyer Indemnified Persons”) from, and shall reimburse the Buyer Indemnified Persons for, any Loss, whether or not involving a third-party claim, directly or indirectly arising from or in connection with, incidental or relating to:

(a) any untruth, error or breach of any representation or warranty made by Seller or the Stockholder in this Agreement, any certificate delivered by Seller or the Stockholder pursuant to Section 1.8(a), or any other certificate or document delivered by Seller or the Stockholder at Closing pursuant to this Agreement, in each case disregarding the terms “knowledge,” “material,” “materiality,” and “Material Adverse Effect”;

(b) any non-fulfillment or breach of any covenant, agreement or obligation contained in this Agreement to be performed or complied with by Seller or the Stockholder;

(c) any claim, action, demand or Proceeding against or affecting any Buyer Indemnified Person which, if successful, would give rise to or evidence the existence of a claim for which a Buyer Indemnified Person may be entitled to seek indemnification or other remedies under this Agreement;

(d) any Excluded Liability or any liability or obligation (other than an Assumed Liability) imposed upon Buyer by reason of Buyer’s status as transferee of, or successor to, the Business or the Transferred Assets;

(e) any Seller Expenses or Indebtedness; and

(f) any brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any Person with Seller or the Stockholder (or any Person acting on their behalf) in connection with the transactions contemplated hereby;

Section 5.3 Indemnification and Reimbursement by Buyer. From and after the Closing, Buyer shall defend, indemnify and hold harmless Seller and its respective Related Persons, representatives and agents (collectively, the “Seller Indemnified Persons”) from, and shall reimburse the Seller Indemnified Persons for, any Losses directly or indirectly arising from or in connection with, incidental or relating to:

(a) any untruth, error or breach of any representation or warranty made by Buyer in this Agreement, the certificate delivered by Buyer pursuant to Section 1.8(b), or any certificate or document delivered by Buyer at Closing pursuant to this Agreement, in each case disregarding the terms “knowledge,” “material” and “materiality”;

(b) any non-fulfillment or breach of any covenant, agreement or obligation of Buyer in this Agreement;

(c) any claim, action, demand or Proceeding against or affecting any Seller Indemnified Person which, if successful, would give rise to or evidence the existence of a claim for which a Seller Indemnified Person may be entitled to seek indemnification or other remedies under this Agreement; and

(d) any brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with Buyer (or any Person acting on its behalf) in connection with the transactions contemplated hereby.

Section 5.4 Limitations on Indemnification by Seller and the Stockholder. Notwithstanding anything contained herein to the contrary, the obligation of Seller and the Stockholder to indemnify the Buyer Indemnified Persons pursuant to Section 5.2 is subject solely to the following limitations and qualifications:

(a) Seller and the Stockholder will have no indemnification liability under Section 5.2(a) until the total amount of Losses incurred by the Buyer Indemnified Persons thereunder exceeds $150,000 (the “Basket”), in which case the Seller will be responsible for the full amount of the Losses and not merely the amount in excess of the Basket.

(b) The maximum aggregate indemnification liability of Seller and the Stockholder under Section 5.2(a) will be equal to $15,000,000 (the “Cap”).

(c) The limitations set forth in clauses (a) and (b) of this Section 5.4 shall not apply to Losses pursuant to any other clause of Section 5.2 or to any untruth, error or breach of any representation or warranty made by Seller and the Stockholder in Sections 2.2, 2.4, 2.5, 2.7, 2.9, 2.11. 2.12, 2.15 or 2.22. For the avoidance of doubt, nothing contained herein (including Section 5.4(a) and 5.4(b)) shall limit or restrict any Buyer Indemnified Person’s right to maintain or recover any amounts from Seller and the Stockholder in connection with any action or claim based upon any intentional misstatement, fraudulent misrepresentation or deceit.

Section 5.5 Limitations on Indemnification by Buyer. Notwithstanding anything contained herein to the contrary, the obligation of Buyer to indemnify the Seller Indemnified Persons pursuant to Section 5.3 is subject solely to the following limitations and qualifications:

(a) Buyer will have no indemnification liability under Section 5.3(a) until the total amount of Losses incurred by the Seller Indemnified Persons hereunder exceeds the Basket, in which case Buyer will be responsible for the full amount of the Losses.

(b) The maximum indemnification liability of Buyer under Section 5.3(a) will be the Cap.

(c) The limitations set forth in clauses (a) and (b) of this Section 5.5 shall not apply to Losses pursuant to any untruth, error or breach of any representation or warranty made by Buyer in Section 3.2 or 3.3. For avoidance of doubt, nothing contained herein (including Section 5.5(a) and 5.5(b)) shall limit or restrict any Seller Indemnified Person’s right to maintain or recover any amounts in connection with any action or claim based upon intentional misstatement, fraudulent misrepresentation or deceit.

Section 5.6 Time Limitations

(a) Seller and the Stockholder will have no indemnification liability pursuant to Section 5.2(a), unless on or before the later of (A) the date eighteen (18) months following the Closing Date, or (B) the date twelve (12) months following the satisfaction of the Note, Buyer notifies Seller of a claim or potential claim specifying the factual basis of that claim or potential claim in reasonable detail to the extent then known by Buyer; provided, however, that any claim (i) with respect to Sections 2.2, 2.4, 2.5, 2.7, 2.9, 2.11. 2.12, 2.15 or 2.22, or (ii) in connection with any action or claim based upon intentional misstatement, fraudulent misrepresentation or deceit, shall survive and, in each case, may be made by Buyer at any time prior to thirty (30) days following the expiration of the applicable statute of limitations period.

(b) Buyer will have no indemnification liability pursuant to Section 5.3(a), unless on or before the date that is eighteen (18) months following the Closing Date, Seller notifies Buyer of a claim or potential claim specifying the factual basis of that claim or potential claim in reasonable detail to the extent then known by Seller; provided, however, that any claim (i) with respect to Sections 3.2 or 3.3, or (ii) in connection with any action or claim based upon intentional misstatement, fraudulent misrepresentation or deceit, shall survive and, in each case, may be made by Seller at any time prior to thirty (30) days following the expiration of the applicable statute of limitations period.

(c) Upon the giving of notice specified in Sections 5.6, as the case may be, the indemnity with respect thereto shall survive the time at which it would otherwise terminate pursuant to this Agreement (regardless of when the Losses in respect thereof may actually be incurred), and the indemnitee shall have the right to commence legal proceedings subsequent to the survival date for the enforcement of their rights under this Article V.

Section 5.7 Third-Party Claims.

(a) Promptly after receipt by a Person entitled to indemnity under Section 5.2 or 5.3 (an “Indemnified Person”) of notice of the assertion of any claim against any Indemnified Person by a third party that is subject to indemnification in favor of such Indemnified Person (a “Third-Party Claim”), such Indemnified Person shall give notice to the Person obligated to indemnify under such Section (an “Indemnifying Person”) of the assertion of such Third-Party Claim, provided that the failure to notify the Indemnifying Person will not relieve the Indemnifying Person of any liability that it may have to any Indemnified Person, except to the extent that (and only to the extent that) such failure is demonstrated by the Indemnifying Person to have actually caused the Losses for which it is obligated to pay hereunder to be greater that such Losses that would have been payable had the Indemnified Person given the prompt notice required hereby.

(b) If an Indemnified Person gives notice to the Indemnifying Person pursuant to Section 5.7(a) of the assertion of a Third-Party Claim, the Indemnifying Person shall be entitled to participate in the defense of such Third-Party Claim and, to the extent that it wishes (unless (i) the Indemnifying Person is also a Person against whom the Third-Party Claim is made and the Indemnified Person determines in good faith that joint representation would be inappropriate or (ii) the Indemnifying Person fails to provide reasonable assurance to the Indemnified Person of its financial capacity to defend such Third-Party Claim and provide indemnification with respect to such Third-Party Claim), to assume the defense of such Third-Party Claim with counsel satisfactory to the Indemnified Person, subject to the Indemnified Person’s right to participate in such defense at its own expense. After notice from the Indemnifying Person to the Indemnified Person of its election to assume the defense of such Third-Party Claim, the Indemnifying Person shall not, so long as it diligently conducts such defense, be liable to the Indemnified Person under this Article V for any fees of the Indemnified Person’s counsel with respect to the defense of such Third-Party Claim subsequently incurred by the Indemnified Person in connection with the defense of such Third-Party Claim, other than reasonable costs of investigation or to the extent incurred at the Indemnifying Person’s request in connection with its defense of the claim. If the Indemnifying Person assumes the defense of a

Third-Party Claim, (i) such assumption will conclusively establish for purposes of this Agreement that the claims made in that Third-Party Claim are within the scope of and subject to indemnification, (ii) no compromise or settlement of such Third-Party Claims may be effected by the Indemnifying Person without the Indemnified Person’s consent unless (A) there is no finding or admission of any violation of any Legal Requirement or any violation of the rights of any Person; (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Person; and (iii) the Indemnified Person shall have no liability with respect to any compromise or settlement of such Third-Party Claims effected without its consent. If notice is given to an Indemnifying Person of the assertion of any Third-Party Claim and the Indemnifying Person does not, within ten days after the Indemnified Person’s notice is given, give notice to the Indemnified Person of its election to assume the defense of such Third-Party Claim, the Indemnifying Person will be bound by any determination made in such Third-Party Claim or any compromise or settlement effected by the Indemnified Person.

(c) Notwithstanding the foregoing, if an Indemnified Person determines in good faith that there is a reasonable probability that a Third-Party Claim may adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, or such Third-Party Claim involves any material matter beyond the scope of the indemnification obligations hereunder, the Indemnified Person may, by notice to the Indemnifying Person, assume the exclusive right to defend, compromise or settle such Third-Party Claim, but the Indemnifying Person will not be bound by any determination of any Third-Party Claim so defended for the purposes of this Agreement or any compromise or settlement effected without its consent (which consent may not be unreasonably withheld or delayed).

(d) With respect to any Third-Party Claim subject to indemnification under this Article V: (i) both the Indemnified Person and the Indemnifying Person, as the case may be, shall keep the other Person fully informed in all material respects of the status of such third-party claim and any related proceedings at all stages thereof where such Person is not represented by its own counsel, and (ii) the parties agree to render to each other such assistance as they may reasonably require of each other and to cooperate in good faith with each other in order to ensure the proper and adequate defense of any Third-Party Claim.

(e) With respect to any Third-Party Claim subject to indemnification under this Article V, the parties shall cooperate in such a manner as to preserve in full (to the extent possible) the confidentiality of all Confidential Information and the attorney-client and work-product privileges. In connection therewith, each party agrees that: (i) it will use reasonable best efforts, in respect of any Third-Party Claim in which it has assumed or has participated in the defense, to avoid production of Confidential Information (consistent with applicable law and rules of procedure), and (ii) all communications between any parties hereto and counsel responsible for or participating in the defense of any third-party claim will, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

Section 5.8 Procedure For Indemnification – Other Claims. A claim for indemnification for any matter not involving a Third-Party Claim may be asserted by notice to the party from whom indemnification is sought.

Section 5.9 Calculation of Losses; Strict Liability. For purposes of calculating the amount of Losses to which the Buyer Indemnified Persons and Seller Indemnified Persons are entitled under this Article V, the terms “knowledge,” “material,” “materiality,” and “Material Adverse Effect” will be disregarded. The indemnification provisions of this Article V shall be enforceable regardless of whether any person (including any party hereto) alleges or proves the sole, concurrent, contributory or comparative negligence of the person seeking indemnification or the sole or concurrent strict liability imposed upon the person seeking indemnification.

Section 5.10 Treatment of Indemnification Payments. Any payments made pursuant to the indemnification obligations arising under this Agreement shall be treated as an adjustment to the Purchase Price for all Tax purposes. If, notwithstanding such treatment, any indemnity payment is determined to be taxable income rather than an adjustment to the Purchase Price by any taxing authority, then the Seller shall indemnify and hold Buyer harmless for any Taxes payable by the Seller (or Buyer) by reason of the receipt of such indemnity payment (including any indemnification payments pursuant to this Section 5.10).

Section 5.11 Right To Offset. Upon notice to Seller specifying in reasonable detail the basis for such set-off, Buyer may set-off any amount to which it may be entitled under this Article V or otherwise against the Deferred Cash Amount otherwise payable by Buyer. The parties agree and acknowledge that offset against the Deferred Cash Amount will not be Buyer’s exclusive method of receiving indemnification from Seller and the Stockholder pursuant to Section 5.2.

ARTICLE VI

GENERAL PROVISIONS

Section 6.1 Expenses. Except as otherwise expressly provided by this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby to be undertaken by Seller and the Stockholder (“Seller Expenses”) shall be paid by Seller and Stockholder, and all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby to be undertaken by Buyer shall be paid by Buyer.

Section 6.2 Assignment; No Third Party Beneficiaries. No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other party, except that Buyer may assign any of its rights and delegate any of its obligations under this Agreement (i) to any Affiliate of Buyer, and (ii) in connection with the sale of all or substantially all of the assets of or any business combination transaction involving Buyer, and may collaterally assign its rights hereunder to any financial institution providing financing to Buyer in connection with the transactions contemplated hereby, provided that no such assignment or delegation will relieve Buyer from any of its obligations hereunder. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties. Nothing in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right under or with respect to this Agreement or any provision of this Agreement, except such rights as will inure to a permitted successor or assignee pursuant to this Section 6.2.

Section 6.3 Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by facsimile with confirmation of transmission by the transmitting equipment, (c) received by the addressee, if sent by certified mail, return receipt requested, or (d) received by the addressee, if sent by a nationally recognized overnight delivery service, return receipt requested, in each case to the appropriate addresses or facsimile numbers set forth below (or to such other addresses or facsimile numbers as a party may designate by notice to the other parties):

If to Seller and the Stockholder:	With copies (which shall not constitute notice) to:

Tim Wilbanks	Joel F. Dorroh
143 2nd Avenue South	Dorroh & Associates, P.C.
Franklin, TN 37064	1800 McFarland Boulevard North, Suite 180
Fax: (850) 468-0745	Tuscaloosa, AL 35406
Phone: (205) 345-2800
Fax: (205) 345-2801
Email: jdorroh@dorrohlaw.com

If to the Buyer:	With copies (which shall not constitute notice) to:

Telos Corporation	Christopher R. Johnson, Esq.
19886 Ashburn Road	Miles & Stockbridge P.C.
Ashburn, Virginia 20147	10 Light Street
Attention: Executive Vice President,	Baltimore, Maryland 21202
General Counsel, and Chief	Telephone: (410) 727-464
Administrative Officer	Facsimile: (410) 385-3700
Telephone: (703) 724-3800
Facsimile: (703) 724-3868

Section 6.4 Entire Agreement; Disclosure Schedules. This Agreement (together with the Annexes and Exhibits to this Agreement, the Seller Disclosure Schedule and the other documents delivered pursuant to this Agreement) constitutes the entire agreement among the parties and supersedes all prior agreements, whether written or oral, between the parties with respect to the subject matter hereof and thereof. Nothing in the Seller Disclosure Schedule shall be adequate to disclose an exception to a representation or warranty made in Article II of this Agreement unless such schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be adequate to disclose an exception to a representation or warranty made in this Agreement, unless the representation or warranty has to do with the existence of the document or other item itself. No exceptions to any representations or warranties disclosed on one schedule shall constitute an exception to any other representations or warranties made in this Agreement unless the exception is disclosed as provided herein on each such other applicable schedule or cross referenced in such other applicable section or schedule.

Section 6.5 Amendment; Waiver; Remedies Cumulative. This Agreement may not be amended except by a written agreement signed by the parties hereto. Neither the failure nor any delay by any party in exercising any right under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, and no single or partial exercise of any such right will preclude any other or further exercise of such right or the exercise of any other right. To the maximum extent permitted by applicable law, (a) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (b) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement. The rights and remedies of the parties to this Agreement are cumulative and not alternative.

Section 6.6 Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; provided, however, that the remaining provisions will continue in full force and effect without being impaired or invalidated in any way unless such invalid or unenforceable provision or clause is so significant as to materially affect the expectations of the Buyer and Seller regarding this Agreement. Otherwise, any invalid or unenforceable provision shall be replaced by the Buyer and the Seller with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

Section 6.7 Headings; Construction. The headings of Articles and Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All Annexes, Exhibits and Schedules to this Agreement are incorporated into and constitute an integral part of this Agreement as if fully set forth herein. All words used in this Agreement will be construed to be of such gender or number as the context requires. The word “including” shall be read as “including but not limited to” and otherwise shall be considered illustrative and non-limiting. All references to dollars or “$” in this Agreement will be to U.S. dollars. Unless expressly provided otherwise, all references to “ordinary course of business” shall mean consistent with past practice and custom (including, without limitation, with respect to amount, timing, scope, quality, quantity and frequency). The language used in the Agreement will be construed, in all cases, according to its fair meaning, and not for or against any party hereto. The parties acknowledge that each party has reviewed this Agreement with competent counsel of its choosing and that rules of construction to the effect that any ambiguities are to be resolved against the drafting party will not be available in the interpretation of this Agreement.

Section 6.8 Execution of Agreement; Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile, or by ..pdf or similar imaging transmission, will constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile, or by ..pdf or similar imaging transmission, will be deemed to be their original signatures for any purpose whatsoever.

Section 6.9 Governing Law. This Agreement, and any claims that arise out of or result from this Agreement, will be governed by and construed under the laws of the State of Maryland without regard to any conflicts of laws principles that would require the application of any other law.

Section 6.10 Consent to Assignment. Anything contained herein to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Assumed Seller Contract, claim or other right if the assignment or attempted assignment thereof without the consent of another Person would (i) constitute a breach thereof or in any material way affect the rights of Seller thereunder; (ii) be ineffective or render the Assumed Seller Contract void or voidable, or (iii) materially affect Seller’s rights thereunder so that Buyer would not in fact receive all such rights. In any such event, Seller shall cooperate in any reasonable arrangement designed to provide for Buyer the benefits under any such Assumed Seller Contract, claim or right, including enforcement of any and all rights of Seller against the other Person arising out of the breach or cancellation by such other Person or otherwise. After Closing, except as otherwise requested by Buyer in writing, the parties shall continue to use reasonable best efforts to obtain the consent to the assignment of such Assumed Seller Contract, claim or right.

Section 6.11 Submission to Jurisdiction. In any action or proceeding between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, each of the parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of any federal or state court within Baltimore City, Maryland; and (b) agrees that all claims in respect of such action or proceeding must be heard and determined exclusively in such courts.

Section 6.12 Enforcement of Agreement. Each of Seller and the Stockholder acknowledges and agrees that Buyer would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by Seller or the Stockholder could not be adequately compensated by monetary damages. Accordingly, each of Seller and the Stockholder agrees that, in addition to any other right or remedy to which Buyer may be entitled, at law or in equity, it will be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of the provisions of this Agreement, without posting any bond or other undertaking.

Section 6.13 Waiver of Jury Trial. THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR IN ANY WAY PERTAINING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER NOW OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE. ANY PARTY MAY FILE A COPY OF THIS SECTION 6.13 WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED AGREEMENT BETWEEN THE PARTIES TO IRREVOCABLY WAIVE TRIAL BY JURY, AND THAT ANY PROCEEDING OR ACTION WHATSOEVER BETWEEN THE PARTIES RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

Section 6.14 Independence of Covenants, Representations and Warranties. All covenants hereunder shall be given independent effect so that if a certain action or condition constitutes a default under a certain covenant, the fact that such action or condition is permitted by another covenant shall not affect the occurrence of such default, unless expressly permitted under an exception to such initial covenant. In addition, all representations and warranties hereunder shall be given independent effect so that if a particular representation or warranty proves to be incorrect or is breached, the fact that another representation or warranty concerning the same or similar subject matter is correct or is not breached will not affect the incorrectness of or a breach of a representation and warranty hereunder.

[Remainder of page intentionally left blank.]

SIGNATURE PAGE TO

ASSET PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

TELOS CORPORATION

By:	/s/ Edward L. Williams
Name:	Edward L. Williams
Title:	EVP/COO

IT LOGISTICS INC.

By:	/s/ Tim Wilbanks
Name:	Tim Wilbanks
Title:	President/CEO

/s/ Tim Wilbanks
TIM WILBANKS

Annex A

Defined Terms

Index of Terms Defined Elsewhere in this Agreement

Capitalized terms used herein are defined in the provisions of the Agreement set forth below:

Defined Term	Section
Accounts Receivable	Section 1.2(c)
Accu-Tech Agreement	Section 1.3
Agreement	First Paragraph
Alabama Real Property	Section 2.6(a)
Alabama Real Property Lease	Section 2.6(a)
Annual Financial Statements	Section 2.3
Transferred Assets	Section 1.1
Assumed Liabilities	Section 1.3
Assumed Seller Contracts	Section 1.1(b)
Basket	Section 5.4(a)
Buyer	First Paragraph
Buyer Indemnified Persons	Section 5.2
Buyer’s Closing Documents	Section 3.2(a)
Cap	Section 5.4(b)
Closing	Section 1.7
Closing Date	Section 1.7
Competing Business	Section 4.1(b)
Copyrights	Definition of Intellectual Property
Deferred Cash Amount	Section 1.5(a)
Domain Names	Definition of Intellectual Property
Employee Benefit Plans	Section 2.9(a)
Excluded Liabilities	Section 1.4
Excluded Assets	Section 1.2
Financial Statements	Section 2.3
Foreign Export and Import Laws	Section 2.11(c)
Government Contract	Section 2.14(c)
In-Bound IP Licenses	Section 2.15(c)
Indemnified Person	Section 5.7(a)
Indemnifying Person	Section 5.7(a)
Interim Financial Statements	Section 2.3
Inventory	Section 1.1(d)
IP Licenses	Section 2.15(d)
Material Seller Contracts	Section 2.14(a)
Material Supplier	Section 2.19(b)

Mississippi Real Property	Section 1.8(a)(v)
Mississippi Real Property	Section 1.8(a)(v)
Note	Section 1.5(b)
Patents	Definition of Intellectual Property
Proposal	Section 2.14(c)
Purchase Price	Section 1.5(a)
Registered Intellectual Property	Section 2.15(a)
Restricted Area	Section 4.1(b)
Restrictive Covenant Period	Section 4.1(a)
Seller	First Paragraph
Seller’s Closing Documents	Section 2.2(a)
Seller Expenses	Section 6.1
Seller Government Contracts	Section 2.14(c)
Seller Indemnified Persons	Section 5.3
Seller Real Property Leases	Section 2.6(a)
Seller Related Person	Section 2.16
Seller Owned Software	Section 2.15(i)
Seller Software	Section 2.15(i)
Software	Definition of Intellectual Property
Stockholder	First Paragraph
Supplier Contracts	Section 2.19(b)
Tangible Personal Property	Section 1.1(a)
Third Party Claim	Section 5.7(a)
Third Party Software	Section 2.15(i)
Trademarks	Definition of Intellectual Property
Tradenames	Definition of Intellectual Property
U.S. Export and Import Laws	Section 2.11(c)

For purposes of this Agreement, the following terms and variations thereof have the meanings specified or referred to in this Annex A:

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with such Person. With respect to the Stockholder, “Affiliate” includes any Related Person.

“Business” means the Seller’s survey, design, engineering, and installation services of inside and outside plant secure networking infrastructure and program management expertise.

“Business Day” means any day other than Saturday or Sunday or any other day which banks in New York are permitted or required to be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidential Information” means any proprietary or confidential information relating to the products, services, business or affairs of the Seller or Buyer or their respective Subsidiaries, as applicable (whether or not such information is embodied in writing or other physical form), including, without limitation, information relating to: (i) marketing or distribution data, (ii) business methods, plans and efforts, (iii) personnel data, (iv) the identity of, or courses of dealings or contracts with, actual or potential business relations, (v) financial statements or other financial information, (vi) computer databases, software programs and information relating to the nature of the hardware or software and how such hardware or software is used in combination or alone, (vii) servicing methods, equipment, programs, analyses or profit margins, (viii) Trade Secrets, know-how and Intellectual Property rights, and (ix) information received by such party from a third party subject to the terms of a confidentiality, non-disclosure or similar agreement or with the reasonable expectation that such information would be treated as confidential or proprietary information. Notwithstanding the foregoing, Confidential Information will exclude information that is: (a) generally available to the public other than as a result of improper disclosure by the receiving party, (b) lawfully obtained by the receiving party from a third party under no obligation of confidentiality, (c) independently developed by the receiving party without any use of the Confidential Information, (d) previously known to, developed by or in the possession of the receiving party at the time of receipt thereof from the disclosing party, or (e) approved in writing by the disclosing party for disclosure. Failure to mark information as confidential or proprietary will not adversely affect its status as Confidential Information.

“Encumbrance” means any charge, claim, equitable interest, lien, encumbrance, option, pledge, security interest, mortgage, encroachment, easement or restriction of any kind.

“Environmental, Health and Safety Liabilities” means any liability, cost, obligation or other responsibility arising from or under any Environmental Law.

“Environmental Laws” means all domestic or foreign federal, state, local and municipal Legal Requirements concerning pollution or the protection of the environment (including, without limitation, soil, air, water and groundwater) or human health.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is considered a single employer with the Seller under Section 414 of the Code.

“Foreign Export and Import Laws” means the Legal Requirements and regulations of a foreign government regulating exports, imports or re-exports to or from the foreign country, including the export or re-export of any goods, services or technical data.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any domestic or foreign federal, state, provincial, local or municipal court, legislature, executive or regulatory authority, agency or commission, or other governmental entity, authority or instrumentality or other Person exercising the powers or function of any Governmental Authority.

“Governmental Authorization” means any domestic or foreign federal, state, provincial special or local license, permit, governmental authorization, certificate of exemption, franchise, accreditation, registration, approval or consent.

“Government Contract” means any contract, however denominated, including any procurement, task order, work order, purchase order, Contractor Team Arrangement (as defined in FAR 9.601), co-operative agreement or other transaction with the U.S. Government, state government, local government or any other applicable foreign Governmental Authority at the prime or subcontract level (at any tier) under a federal, state or local prime Contract, entered into by the Seller for the provision of goods, services or construction

“Indebtedness” means the aggregate amount (including the current portion thereto), without duplication, of: (a) all of the Seller’s indebtedness, contingent or otherwise, for money borrowed from others, purchase money indebtedness (other than accounts payable in the ordinary course of business to the extent such accounts payable are not more than 60 days past due) and reimbursement obligations of the Seller with respect to letters of credit; (b) all of the indebtedness and obligations of the type described in clause (a) above guaranteed in any manner by the Seller through an agreement, contingent or otherwise, to supply funds to, or in any other manner invest in, the debtor, or to purchase indebtedness, or to purchase and pay for property if not delivered or pay for services if not performed, primarily or exclusively, for the purpose of enabling the debtor to make payment of the indebtedness or obligation or to insure the owners of the indebtedness or obligation against loss, but excluding the endorsements of checks and other instruments in the ordinary course; (c) all of the indebtedness or obligations of the type described in clauses (a) and (b) above secured by any Lien upon property owned by the Seller, even though the Seller has not in any manner become liable for the payment of such indebtedness; (d) all of the Seller’s obligations to pay rent or other amounts under any lease of (or other arrangement covering the right to use) real or personal property, which obligations are required to be classified and accounted for as capital leases on a consolidated balance sheet of the Seller as of such date computed in accordance with GAAP; (e) the deferred purchase price of assets, property or services incurred outside the ordinary course of business by the Seller; (f) all indebtedness of others guaranteed or in effect guaranteed directly or indirectly in any manner by the Seller; (g) all obligations pursuant to which the Seller is responsible for any earn-out or contingent payment or bonus or similar payment; and (h) all accrued but unpaid interest expense and all penalties, fees, charges and prepayment premiums that are payable, in each case with respect to any of the indebtedness or obligations described above, including as a result of the entry into this Agreement and the consummation of the transactions contemplated hereby (including any repayment of Indebtedness at or prior to Closing).

“Intellectual Property” means all (a) domestic and foreign (i) patents and patent applications, and all patents issuing thereon, including without limitation utility, model and design patents and certificates of invention, together with all reissue patents, patents of addition, divisionals, provisional applications, renewals, continuations, continuations-in-part, substitutions, additions, extensions, confirmations, re-examinations, and all foreign counterparts of the forgoing which are in the process of being prepared, and all inventions and improvements disclosed therein (collectively, “Patents”); (ii) trademarks, service marks, trade dress, trade names, brand names, designs, logos, commercial symbols and corporate names, and all registrations, applications and goodwill associated therewith, collectively, “Trademarks”); (iii) copyrights and all works of authorship, whether or not registered or copyrightable, and all applications, registrations, and renewals in connection therewith (collectively, “Copyrights”); (iv) software, including without limitation computer programs, operating systems, applications, software, firmware, tools, data files, databases, graphics, schematics, interfaces, architecture, file formats, routines, algorithms, and any and all specifications and documentation related thereto and all copyrights therein; (v) domain names, Internet addresses and other computer identifiers, web sites, URLs, web pages, unique phone numbers, registrations for any of the foregoing and similar rights and items (“Domain Names”); and (vi) confidential and proprietary information, including without limitation, trade secrets, know-how, formulae, ideas, concepts, discoveries, innovations, improvements, results, reports, information and data, research, laboratory and programmer notebooks, methods, procedures, proprietary technology, operating and maintenance manuals, engineering and other drawings and sketches, customer lists, supplier lists, pricing information, cost information, business manufacturing and production processes and techniques, designs, specifications, and blueprints (collectively, “Trade Secrets”); (b) other intellectual property and proprietary rights in any form or medium known or later devised, all copies and tangible embodiments of the foregoing, and all goodwill associated with any of the foregoing; and (c) rights to recover for past, present and future infringement of any of the foregoing.

“Knowledge of Seller” (and any similar expression) means any matters known by, or which should be known following reasonable inquiry by, the Stockholder, member of senior management, officer or member of the board of directors of Seller.

“Legal Requirement” means any domestic or foreign federal, state, provincial, local or municipal law, ordinance, code, principle of common law, regulation, order or directive, or other pronouncement or provision having the effect of a Legal Requirement.

“Loss” means any direct or indirect liability, Indebtedness, claim, loss, damage, Encumbrance, deficiency, obligation, judgment, penalty, responsibility, costs or expenses (including reasonable attorneys’ fees and disbursements and the costs of litigation and investigation) of any nature whatsoever.

“Order” means any order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Authority, whether preliminary or final.

“Permitted Encumbrances” means (i) liens for Taxes not yet due and payable; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business for amounts which are not delinquent and which are not, individually or in the aggregate, material; and (iii) easements or reservations thereof, rights of way, highway and railroad crossings, sewers, electric and other utility lines, telegraph and telephone lines, zoning, building code and other covenants, conditions and restrictions as to the use of the Mississippi Real Property that do not affect or interfere in a material way with the use of the Mississippi Real Property by Seller.

“Person” means any individual, partnership, limited partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity, or any Governmental Authority.

“Pre-Closing Tax Periods” means all taxable periods of Seller ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date.

“Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private).

“Proposal” means any proposal, bid, request for equitable adjustment, contract change proposal, proposal for modification or indirect cost submission on a Seller Government Contract.

“Related Person” means, with respect to (a) an individual, such individual’s spouse, siblings, children, sibling’s children, or parents, and (b) an entity, such entity’s officers, directors, beneficiaries, stockholders, members, partners, managers or owners, or persons holding a controlling interest of such entity, as well as any Person who would constitute a “Related Person” pursuant to clause (a) with respect to any of the foregoing.

“Seller Contract” means any commitment, understanding, arrangement, instrument, indenture, bond, note, purchase or sale order, proposal, bid, lease, contract or agreement (whether written or oral) (a) under which the Seller has or may acquire any rights or benefits, (b) under which the Seller has or may become subject to any obligation or liability, or (c) by which the Seller or any of the assets owned or used by the Seller is or may become bound (and includes, without limitation, the Seller Real Property Leases).

“Seller Intellectual Property” means any Intellectual Property that is owned by or licensed to Seller (except Seller’s Domain Names), including without limitation, any Intellectual Property used in connection with the design, manufacture, development, sale and/or use of the products of the Seller and performance of the services of the business.

“Seller Material Adverse Effect” means any change, effect, condition, circumstance or development that, individually or in the aggregate, is, or could reasonably likely be, material and adverse to the business, operations, assets, liabilities, prospects, customer or distributor relationships, ability to deliver products or services, results of operations or condition (financial or otherwise) of the Seller, or the ability of Seller and the Stockholder to perform their obligations under this Agreement or to timely consummate the transactions contemplated hereby, in each case regardless of duration or whether or not foreseeable or a development relating to a known condition or circumstance.

“Subsidiary” of a Person means any corporation or other legal entity of which such Person (either alone or through or together with any other Subsidiary or Subsidiaries) is the general partner or managing entity or of which at least a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or others performing similar functions of such corporation or other legal entity is directly or indirectly owned or controlled by such Person (either alone or through or together with any other Subsidiary or Subsidiaries)

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“U.S. Export and Import Laws” means the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (ITAR) (22 CFR 120-130), the Export Administration Act of 1979, as amended (50 U.S.C. 2401-2420), the Export Administration Regulations (EAR) (15 CFR 730-774), the Foreign Assets Control Regulations (31 CFR Parts 500-598), the Legal Requirements and regulations administered by Customs and Border Protection (19 CFR Parts 1-199) and all other Legal Requirements of the United States and regulations regulating exports, imports or re-exports to or from the United States, including the export or re-export of goods, services or technical data from the United States.